The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company
and
Brighthouse Variable Annuity Account C

Navigator-Select/Custom-Select/Russell-Select

Disclosure Notice
April 27, 2026
A fixed and variable annuity contract

This Disclosure Notice provides certain updated information about your Navigator Select, Custom Select and Russell Select Variable Annuity Contract (the “Contract” or “contract”), a fixed and variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Variable Annuity Account C (the “Separate Account”) are available, free of charge, at https://dfinview.com/BHF/PUFT/BHF263 for Navigator-Select, https://dfinview.com/BHF/PUFT/BHF256 for Custom-Select, and https://dfinview.com/BHF/PUFT/BHF260 for Russell-Select. The Contract prospectus, dated November 9, 2006, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. The updated financial statements for Metropolitan Tower Life Insurance Company (“Met Tower Life”), a guarantor of the Contracts, are also available. You can obtain the prospectus, as supplemented, and the Met Tower Life financial statements at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals (partial or full) could result in withdrawal charges, taxes, and tax penalties.
The Company’s obligations under the Contract are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Account Value. The sum of your interests in the Investment Portfolios and the Fixed Account.
Accumulation Phase. The period in which earnings accumulate on a tax-deferred basis.
Contract Year. A Contract Year is defined as a one-year period starting on the date the Contract is issued and on each Contract anniversary thereafter.
Fixed Account. The Fixed Account is part of our general account and offers an interest rate that is guaranteed by us. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts.
Investment Portfolios. The means of investing offered to owners of the Contract in various underlying fund portfolios. May also be referred to as “Portfolio Company.”
Monitored Portfolios. Certain Investment Portfolios on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment. A Purchase Payment is the money you give us to invest in the Contract. The initial Purchase Payment is due on the date the Contract is issued. You may also be permitted to make subsequent Purchase Payments.
Separate Account. We have established Brighthouse Variable Annuity Account C to hold the assets that underlie the Contracts.

Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 28, 2025. This does not reflect all of the changes that have occurred since you entered into your Contract.
On November 6, 2025, Brighthouse Financial, Inc. (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and the Company will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as the Company’s ultimate parent, the Company will continue in its present role as the issuer of your Contract. All of your rights and benefits under your Contract and the Company’s obligations under the Contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Investment Portfolios
Portfolio Name Changes. Certain Investment Portfolios were subject to a name change. The chart below identifies the former name and new name of these Investment Portfolios.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio SSGA Growth ETF Portfolio SSGA Growth and Income ETF Portfolio	State Street Emerging Markets Enhanced Index Portfolio State Street Moderately Aggressive ETF Portfolio State Street Moderate ETF Portfolio
Monitored Portfolios
We monitor transfer activity in the following Investment Portfolios for purposes of imposing our restrictions on frequent transfers:
If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following Investment Portfolios are monitored:
Baillie Gifford International Stock Portfolio
Brighthouse Small Cap Value Portfolio
CBRE Global Real Estate Portfolio
Invesco Small Cap Growth Portfolio
Invesco V.I. EQV International Equity Fund
Loomis Sayles Small Cap Growth Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
PIMCO High Yield Portfolio
State Street Emerging Markets Enhanced Index Portfolio
T. Rowe Price Small Cap Growth Portfolio
Templeton Foreign VIP Fund

Western Asset Management Strategic Bond Opportunities Portfolio
If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following Investment Portfolios are monitored:
CBRE Global Real Estate Portfolio
Invesco Small Cap Growth Portfolio
Invesco V.I. EQV International Equity Fund
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
State Street Emerging Markets Enhanced Index Portfolio
T. Rowe Price Small Cap Growth Portfolio
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio
If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following Investment Portfolios are monitored:
Global Real Estate Securities Fund
International Developed Markets Fund
U.S. Small Cap Equity Fund

Important Information You Should Consider About the Contract
	Fees, Expenses, and Adjustments	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money during the first 5 Contract Years following a
Purchase Payment, you may be assessed a withdrawal charge of 5% of the
Purchase Payment withdrawn.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $5,000 on a $100,000 investment. The loss will be greater if there are taxes or tax penalties.
Fee Tables and Examples Expenses – Withdrawal Charge
Are There Transaction Charges?
Yes. In addition to withdrawal charges, you also may be charged for transfers of cash value between investment options, which include the
Investment Portfolios and the Fixed Account.
Transfer Fee. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to impose a charge on transfers in excess of 12 per year.
Fee Tables and Examples Expenses – Transfer Fee

Fees, Expenses, and Adjustments	Location in Prospectus
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options you choose. Please refer to your
Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables and Examples Expenses – Insurance Charges, Investment Portfolio Expenses Appendix A: Investment Options Available Under the Contract (located in this Disclosure Notice)
Annual Fee	Minimum	Maximum
Base Contract[1]	Navigator-Select – 1.42% Custom-Select – 1.41% Russell-Select – 1.42%	Navigator-Select – 1.42% Custom-Select – 1.41% Russell-Select – 1.42%
Investment Portfolio fees and expenses)[2]	Navigator-Select – 0.28% Custom-Select – 0.40% Russell-Select – 0.40%	Navigator-Select – 1.23% Custom-Select – 0.99% Russell-Select – 1.11%
Optional benefits available for an additional charge	None	None
1 As a percentage of average Account Value in the Separate Account. The charge shown also includes the contract maintenance charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that
substantially increase costs.

Navigator-Select
Lowest Annual Cost $1,564	Highest Annual Cost $2,353
Custom-Select
Lowest Annual Cost $1,668	Highest Annual Cost $2,160
Russell-Select
Lowest Annual Cost $1,668	Highest Annual Cost $2,257
Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Investment Portfolio fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Investment Portfolio fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal.	The Annuity Contract Investment Options
Is This a Short- Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Amounts withdrawn from the
Contract may result in withdrawal charges, taxes, and tax penalties.
Withdrawal charges may apply for the first 5 years following a Purchase
Payment. Withdrawal charges will reduce the value of your Contract if you withdraw money during that time period. Withdrawals could significantly reduce the value of your Contract, the death benefit, and other Contract benefits. The reduction may be more than the amount withdrawn.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract Investment Options
What Are the Risks Associated with the Investment Options?
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Investment Portfolios).
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
Investment Options
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to us. Any obligations (including under the Fixed Account), and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress we may not be able to meet our obligations to you. More information about BLIC, including our financial strength ratings, is available by contacting us at (888) 243-
1968.
Other Information – Brighthouse Life Insurance Company
Restrictions
Are There Restrictions on the Investment Options?
Yes.
●Currently, we allow unlimited transfers among the investment options without charge during the Accumulation Phase. However, we reserve the right to limit transfers or impose a charge on transfers in excess of
12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to restrict payments to and transfer to and from the
Fixed Account.
●We reserve the right to remove or substitute the Investment Portfolios available as investment options under the Contract.
Investment Options
Are There Any Restrictions on Contract Benefits?	Yes. ●Withdrawals will reduce the value of the death benefit, perhaps significantly. ●Except as otherwise provided. Contract benefits may not be modified or terminated by us.	Death Benefit

	Taxes	Location in Prospectus
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status
Conflicts of Interest
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distributor
Should I Exchange My Contract?
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Other Information – Distributor

This page intentionally left blank.

APPENDIX A
Investment Options Available Under the Contract
The following is a list of Investment Portfolios under the Contract. More information about the Investment Portfolios is available in the prospectuses for the Investment Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF263 for Navigator-Select, https://dfinview.com/BHF/PUFT/BHF256 for Custom-Select, and https://dfinview.com/BHF/PUFT/BHF260 for Russell-Select. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.
If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following Investment Portfolios (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.96%	17.06%	8.63%	10.70%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.78%	-2.92%	6.70%	8.34%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	1.03%	-3.21%	6.43%	8.07%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	17.31%	15.15%	11.83%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.56%	22.72%	5.80%	7.83%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.65%	13.55%	-5.58%	14.29%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.58%	9.21%	0.19%	2.55%
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.55%	34.45%	6.31%	—
Seeks growth of capital and income.	State Street Moderate ETF Portfolio — Class B‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.75%	16.78%	7.19%	7.85%
Seeks growth of capital.	State Street Moderately Aggressive ETF Portfolio — Class B‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.78%	19.23%	9.01%	9.31%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	12.32%	10.55%	10.36%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.70%	3.75%	4.08%	10.05%
Seeks long-term growth of capital.	T. Rowe Price Mid Cap Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc. Sub-Subadviser: T. Rowe Price Investment Management, Inc.	0.95%	3.42%	3.83%	9.77%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	2.51%	9.90%	9.86%
Seeks long-term growth of capital.	Baillie Gifford International Stock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Baillie Gifford Overseas Limited	0.99%	18.96%	0.70%	7.34%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.38%	7.95%	-0.17%	2.38%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.93%	9.25%	2.06%	3.97%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	11.50%	3.84%	5.69%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	13.77%	5.55%	7.47%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	15.63%	7.18%	9.22%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.77%	7.65%	8.13%	10.56%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks long-term capital growth.	Loomis Sayles Small Cap Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	1.14%	3.73%	2.28%	9.84%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	15.70%	9.64%	14.39%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	10.30%	5.75%	10.88%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.71%	18.75%	12.23%	11.32%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 1# Templeton Investment Counsel, LLC	0.83%	29.51%	8.52%	6.01%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO High Yield Portfolio — Administrative Class PIMCO	0.81%	8.95%	3.97%	5.57%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Low Duration Portfolio — Administrative Class PIMCO	0.66%	5.52%	1.57%	1.79%
Seeks long-term capital appreciation.	Putnam VT Sustainable Leaders Fund — Class IA Putnam Investment Management, LLC	0.63%	10.99%	10.62%	14.98%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following Investment Portfolios (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.96%	17.06%	8.63%	10.70%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.78%	-2.92%	6.70%	8.34%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	17.31%	15.15%	11.83%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.56%	22.72%	5.80%	7.83%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.65%	13.55%	-5.58%	14.29%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.58%	9.21%	0.19%	2.55%
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.55%	34.45%	6.31%	—

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks growth of capital and income.	State Street Moderate ETF Portfolio — Class B‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.75%	16.78%	7.19%	7.85%
Seeks growth of capital.	State Street Moderately Aggressive ETF Portfolio — Class B‡ Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc.	0.78%	19.23%	9.01%	9.31%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	12.32%	10.55%	10.36%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	2.51%	9.90%	9.86%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.38%	7.95%	-0.17%	2.38%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.93%	9.25%	2.06%	3.97%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	11.50%	3.84%	5.69%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	13.77%	5.55%	7.47%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	15.63%	7.18%	9.22%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	15.70%	9.64%	14.39%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	10.30%	5.75%	10.88%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 1# Templeton Investment Counsel, LLC	0.83%	29.51%	8.52%	6.01%
Seeks long-term capital appreciation.	Putnam VT Sustainable Leaders Fund — Class IA Putnam Investment Management, LLC	0.63%	10.99%	10.62%	14.98%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following portfolios are available:

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks to provide current income and long term capital growth.	Global Real Estate Securities Fund Russell Investment Management, LLC Subadvisers: Cohen & Steers Capital Management, Inc., Cohen & Steers UK Limited and Cohen & Steers Asia Limited; RREEF America L.L.C., DWS Investments Australia Limited and DWS Alternatives Global Limited, operating under the brand name DWS	0.90%	8.59%	2.55%	3.57%
Seeks to provide long term capital growth.	International Developed Markets Fund# Russell Investment Management, LLC Subadvisers: Intermede Investment Partners Limited and Intermede Global Partners Inc.; Pzena Investment Management LLC; Wellington Management Company LLP	0.95%	28.64%	8.53%	7.51%
Seeks to provide total return.	Strategic Bond Fund# Russell Investment Management, LLC Subadvisers: BlueBay Asset Management LLP; Western Asset Management Company LLC and Western Asset Management Company Limited Schroder Investment Management North America Inc	0.65%	7.35%	-1.07%	1.77%
Seeks to provide long term capital growth.	U.S. Small Cap Equity Fund# Russell Investment Management, LLC Subadviser: Ancora Advisors, LLC BAMCO, Inc. Boston Partners Global Investors, Inc. Calamos Advisors LLC Copeland Capital Management, LLC DePrince, Race & Zollo, Inc. Jacobs Levy Equity Management, Inc. Penn Capital Management, LLC Ranger Investment Management, L.P.	1.06%	8.34%	7.15%	8.98%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide long term capital growth.	U.S. Strategic Equity Fund# Russell Investment Management, LLC Subadviser: Brandywine Global Investment Management, LLC, J.P. Morgan Investment Management Inc., Jacobs Levy Equity Management, Inc., William Blair Investment Management, LLC	0.87%	14.43%	10.66%	12.45%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
The following lists the Fixed Account option currently available under the Contract. The Fixed Account listed below will also be used if you participate in the DCA Program and instruct us to make transfers to or from the Fixed Account. We may change the features of the Fixed Account listed below, offer new Fixed Account investment options, and terminate existing Fixed Account investment options. We will provide you with written notice before doing so.
Name	Guaranteed Minimum Interest Rate
Fixed Account	4%

This page intentionally left blank.

This page intentionally left blank.

This page intentionally left blank.

The prospectus, as supplemented, and statement of additional information (“SAI”), dated November 9, 2006, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888)-243-192, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF263 for Navigator-Select, https://dfinview.com/BHF/PUFT/BHF256 for Custom-Select, and https://dfinview.com/BHF/PUFT/BHF260 for Russell-Select.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151856